UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                            THE STEAK n SHAKE COMPANY
             (Exact name of registrant as specified in its charter)


                  Indiana                                37-0684070
        (State or other jurisdiction                    (IRS Employer
             of incorporation)                     Identification Number)

      500 Century Building                                 46204
      36 S. Pennsylvania Street                          (Zip Code)
      Indianapolis, Indiana
(Address of principal executive offices)


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                 Name of each exchange on which
         to be so registered                 Each class is to be registered

   Preferred Stock Purchase Rights               New York Stock Exchange

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     On May 16, 2001, the Board of Directors of The Steak n Shake Company (the "Company") adopted resolutions implementing a shareholder rights plan (the "Rights Plan") effective as of May 16, 2001. The purposes of the Rights Plan are to deter certain coercive takeover tactics and enable the Board of Directors to represent effectively the interests of shareholders and other constituencies of the Company in the event of a takeover attempt. The Rights Plan does not deter negotiated mergers or business combinations that the Board of Directors determines to be in the best interest of the Company and its shareholders.

     To implement the Rights Plan, the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each share of outstanding Common Stock of the Company (the "Common Stock"). The dividend is payable to shareholders of record on May 31, 2001 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock (a "Preferred Stock Unit") of the Company at a price of $40.00 per Preferred Stock Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement") between the Company and Computershare Investor Services, LLC, as Rights Agent (the "Rights Agent").

Rights Attach to Common Stock Initially
---------------------------------------

     Initially and until a Distribution Date (as defined below) occurs, the Rights are attached to all shares of Common Stock and no separate Rights certificates will be issued. During this initial period,

     o    the Rights are not exercisable;
     o the Rights are transferred with the Common Stock and are not transferable separately from the Common Stock;
     o new Common Stock certificates or book entry shares issued will contain a notation incorporating the Rights Agreement by reference; and
     o the transfer of any shares of Common Stock will also constitute the transfer of the Rights associated with those shares.

Distribution of Rights
----------------------

     Separate certificates evidencing the Rights will be mailed to holders of record of the Common Stock in the event a "Distribution Date" occurs. A Distribution Date occurs on the earlier of the following two events (or such later date as may be determined by the Board of Directors):

     o 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Stock; or

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     o    10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) after the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 30% or more of the outstanding Common Stock.

     Acquisitions by the following persons will not result in the person becoming an Acquiring Person: the Company, any subsidiary or an employee benefit plan of the Company.

     After a Distribution Date, the Rights would be tradeable separately from the Common Stock. After the Distribution Date and after the Company's right to redeem (as described below) has expired, the Rights would be exercisable in two different ways depending on the circumstances as set forth below.

Right to Purchase Company Stock
-------------------------------

     After a Distribution Date and after the Company's redemption right has expired, each holder of a Right (except those held by the Acquiring Person and its affiliates and associates) would have the right to purchase, upon exercise, that number of shares of Preferred Stock (or, in certain circumstances, shares of Common Stock or other similar securities of the Company in lieu of Preferred Stock) having a market value of two times the exercise price of the Right (such right being called the "Subscription Right"). The Subscription Right would be exercisable for a 60-day period after the effective date of a registration statement under the Securities Act of 1933, as amended, covering the Preferred Stock (or Common Stock or other securities).

Right to Purchase Acquiring Person Stock
----------------------------------------

     Alternatively, if the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each holder of a Right could then purchase shares of the acquiring company having a market value of two times the exercise price of the Right (such right being called the "Merger Right"). Each holder of a Right (other than an Acquiring Person) will continue to have the Merger Right whether or not such holder exercises the Subscription Right.

Exchange of Company Stock for Rights
------------------------------------

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Stock or the announcement of a tender or exchange offer that could result in the beneficial ownership by a Person or group of 30% or more of the outstanding Common Stock, and prior to the acquisition by such Person or group of more than 50% of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock or Preferred Stock will be issued (other than fractions that are integral multiples of one one-hundredth of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock or Preferred Stock on the last trading day prior to the date of exercise.

Adjustment of Shares
--------------------

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable on Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities issuable, upon exercise of the Rights are also subject to adjustment in the event of a split of the Common Stock, or a dividend on the Common Stock payable in Common Stock, or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Redemption
----------

     At any time prior to the close of business on the tenth business day following the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Stock or the announcement of a tender or exchange offer that could result in the beneficial ownership by a Person or group of 30% or more of the outstanding Common Stock and subject to extension of the redemption period by the Board of Directors, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Additionally the Company may, following the time that a person has become an Acquiring Person, redeem the then outstanding Rights in whole, but not in part, at the Redemption Price provided that such redemption is (i) in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Stock are treated alike but not involving an Acquiring Person or any person who was an Acquiring Person or (ii) following an event giving rise to, and the expiration of the exercise period for, the Subscription Right if and for as long as no person beneficially owns securities representing 15% or more of the Company's outstanding Common Stock. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

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

Expiration of Rights
--------------------

     The Rights will expire on May 16, 2011 unless the expiration date is extended by amendment as described below or unless the Rights are redeemed or exchanged by the Company as described above.

Amendments
----------

     As long as the Rights are redeemable, the terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that no such amendment may adversely affect the interests of the holders of the Rights.

Miscellaneous
-------------

     The number of outstanding Rights and the number of shares of Preferred Stock issuable upon exercise of each Right are subject to adjustment under certain circumstances.

     Because of the nature of the dividend, liquidation and voting rights of the Preferred Stock, the value of the shares of Preferred Stock that may be purchased upon exercise of each Right should approximate the value of one share of Common Stock.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.



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

ITEM 2.  EXHIBITS

Exhibit No.                              Description
-----------                              -----------

  3.01 Articles of Amendment of the Articles of Incorporation of The Steak n Shake Company authorizing Preferred Stock (incorporated by reference to Exhibit 3.01 to The Steak n Shake Company's current report on Form 8-K filed May 16, 2001).

  3.02 Articles of Amendment of the Articles of Incorporation of The Steak n Shake Company designating terms of Series A Preferred Stock (incorporated by reference to Exhibit 3.02 to The Steak n Shake Company's current report on Form 8-K filed May 16, 2001).

  4.01 Rights Agreement dated as of May 16, 2001 between The Steak n Shake Company and Computershare Investor Services, LLC, as Rights Agent (incorporated by reference to Exhibit 4.01 to The Steak n Shake Company's current report on Form 8-K filed May 16, 2001).


                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned hereunto duly authorized.

                                  THE STEAK n SHAKE COMPANY



                                  By:  /s/ Mary E. Ham
                                       -----------------------------------------
                                       Mary E. Ham,
                                       Secretary and General Counsel


Dated:  June 5, 2001


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